SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 8, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on June 8, 2005

Dalian, China — 8 June 2005

ING Capital Life Awarded Shenyang License

ING Capital Life Insurance Company Ltd. (ING Capital Life), ING Groep N.V.‘s joint venture with Beijing Capital Group, today announced that following the formal launch of its Beijing Branch operations, it had secured a separate license to set-up a second branch in Shenyang. It will be the first Sino-foreign joint venture to begin operations in the city.

The announcement came during a visit by ING Groep’s Chairman and CEO, Michel Tilmant, who personally received the confirmation from the China Insurance Regulatory Commission’s Vice Chairman, Mr. Li Kemu, during a meeting planned as part of his two day tour of the Chinese capital.

ING Capital Life announced two weeks ago that it had secured authorisation to underwrite group insurance and also to market its business across Liaoning Province, including the city of Shenyang. This latest license will allow the set-up of the ING Capital Life Shenyang Branch and will also speed up the company’s expansion in Liaoning Province and later to other markets in North China.

This second branch plans to hire 300 agents initially to sell a product range which includes life and health insurance, accidental insurance and group insurance products. ING Capital Life Shenyang Branch hopes to begin operations in Q42005 following receipt of an operational license from the China Insurance Regulatory Commission and a business registration license from the local city authorities.

The new branch will look to mirror the success of the Dalian-based headquarters, which, since operations began in December 2002, has hired 1,300 agents to sell 25 types of insurance products to its customer base of 37,000. ING Capital Life in Dalian is now the third largest provider of individual insurance in terms of new business premiums. ING Capital Life Beijing Branch began selling policies in the capital in January 2005 and on 16 May started selling bancassurance products through Bank of Beijing, in which ING Group has a 19.9% stake.

Press enquiries: ING Polly Leung, +852 2913 8792, polly.leung@asia.ing.com Karen Williams, +852 2913 8536, karen.williams@asia.ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of over 113,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: June 8, 2005